Exhibit 99.1

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

United Utilities PLC ("the Company") announces that it received notification on 18 November 2005 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors and persons discharging managerial responsibility on 17 November 2005, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 652.50 pence per share.

Director	No. of Shares purchased
JOHN ROBERTS	23
SIMON BATEY	23
GORDON WATERS	23
CHARLES CORNISH	23
TIM RAYNER	23
IAN PRIESTNER	23
LINDA BOOTH	23
HUGH LOGAN	23

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Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".